U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

TBC GLOBAL NEWS NETWORK, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

872184-10-6
(CUSIP Number)

Glenn W. McMachen, Sr.
TBC Global News Network, Inc.
2351 N.E. 48th Court
Lighthouse Point, Florida 33064
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only):  Glenn W. McMachen, Sr.

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)________________________________________________________________________
(b)________________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5.  Check if Disclosure of  Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 1,757,021,079

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  1,757,021,079

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons (combined): 1,757,021,079

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: _______

13. Percent of Class Represented by Amount in Row (11):  41.25% (as of April 28, 2010)

14.  Type of Reporting Person:  IN

ITEM 1.                      SECURITY AND ISSUER.

TBC Global News Network, Inc.
Common Stock, $0.001 par value
2351 N.E. 48th Court
Lighthouse Point, Florida 33064

ITEM 2.                      IDENTITY AND BACKGROUND.

(a)           Glenn W. McMachen, Sr.

(b)           2351 N.E. 48th Court, Lighthouse Point, Florida 33064.

(c)	Occupation: Chief Executive Officer/Director of the Issuer and president of Sterling Yacht Sales, Inc., a wholly-owned subsidiary of the Issuer.

(d)	During the last five years, such person has not been convicted in a criminal proceeding.

(e)	During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)           Citizenship: United States.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 19, 2010, Mr. McMachen, among others, entered into the agreement discussed in Item 6 below and these shares were issued under the terms of that agreement.

ITEM 4.                      PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a)
1,757,021,079 shares owned by Mr. McMachen under the beneficial ownership rules of the Securities and Exchange Commission (his wife, Arlene McMachen, also owns the same amount of shares in her name, but he disclaims any beneficial ownership of her shares).  This amount represents, as of April 28, 2010, 41.25% of the outstanding common stock of the Issuer.

(b)	Mr. McMachen has sole voting and dispositive power with respect to 1,757,021,079 shares reported.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 19, 2010, the Company entered into a Purchase and Sale Agreement (“Agreement”) with Sterling Yacht Sales, Inc., and it stockholders, Glenn W. McMachen, Sr., and Arlene McMachen.  Under the terms of this agreement, the Company is acquiring 100% of the issued and outstanding common stock of Sterling.  In return, the Company will issue restricted shares of Company common stock to Sterling’s stockholders in an aggregate amount resulting in an 82.5% ownership of the Company by those individuals.  As a result, on April 28, 2010 Mr. McMachen was issued 1,757,021,079 restricted shares of common stock of the Issuer (one-half of the 82.5%).

ITEM  7.                      MATERIAL TO BE FILED AS EXHIBITS.

Purchase and Sale Agreement between TBC Global News Network, Inc., on the one hand, and Sterling Yacht Sales, Inc., Glenn W. McMachen, Sr., and Arlene McMachen, on the other hand, dated March 19, 2010 (attached as Exhibit 10 to the Form 8-K filed on March 23, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Glenn W. McMachen, Sr.

Date: April 29, 2010	By:	/s/ Glenn W. McMachen, Sr.

4